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                            May 7, 2020

       Daniel Bernstein
       President, Chief Executive Officer and Director
       Bel Fuse Inc.
       206 Van Vorst Street
       Jersey City, New Jersey 07302

                                                        Re: Bel Fuse Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 25,
2020
                                                            File No. 001-11676

       Dear Mr. Bernstein:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.



       Form 10-K for the year ended December 31, 2019

       Consolidated Financial Statements
       3. Revenue, page 43

   1. We note your disclosures under Consignment that certain customers operate under a type of concession agreement
whereby you ship goods to a warehouse or hub, where the goods will be pulled by the
customer at a later date. We also note that under ASC 606 you determined control
transfers to the customer upon either delivery from your warehouse, or arrival at the hub,
depending on the applicable shipping terms, and revenue is recognized as control is
transferred (at the time product is shipped to the hub). Please more fully address the following:
 Daniel Bernstein
Bel Fuse Inc.
May 7, 2020
Page 2
              Explain how you determined control of your products transfers to a customer when products are shipped to a hub and address each indicator of transfer of control in ASC
              606-10-25-30. Specifically explain how and why you determined the majority of hubs are "customer-controlled" and therefore control of products has transferred to the customer;

              Explain the reasons why you and your customers utilize these type of concession agreements. Specifically address the range of time between when you ship products to a hub and when the products are pulled by the customer;

              Based on your identification of these agreements as Consignments, explain how you considered the provisions in ASC 606-10-55-79 and 80; and

              Although these agreements are not typical bill and hold arrangements, since it appears billing for products only occurs after the customer obtains physical possession, explain if and how you considered the provisions in ASC 606-10-55-83 and 84, including whether you may be providing custodial services that should be identified as a separate performance obligation.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameDaniel Bernstein                            Sincerely,
Comapany NameBel Fuse Inc.
                                                              Division of
Corporation Finance
May 7, 2020 Page 2                                            Office of
Manufacturing
FirstName LastName